

Mail Stop 4628

June 23, 2016

Via Email
Thomas P. Chambers
Chief Financial Officer
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

>    **Re:    Kosmos Energy Ltd.**
>    **Form 10-K for Fiscal Year Ended December 31, 2015**
>    **Filed February 22, 2016**
>    **Form 8-K dated May 9, 2016**
>    **File No. 1-35167**

Dear Mr. Chambers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 8

Summary of Oil and Gas Reserves, page 20

1.    Your disclosure regarding proved undeveloped reserves does not appear to fully explain the changes that occurred during the year. Revise to identify and quantify each of the factors resulting in a change to your proved undeveloped reserve quantities. Refer to Item 1203(b) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 6 – Suspended Well Costs, page 112

2.      We note your disclosure that you are currently in discussions with the government of Ghana regarding additional technical studies and evaluations you want to conduct prior to making a determination regarding commerciality of the Akasa discovery. However, corresponding disclosure in your 2014 10-K indicates that you expected to make a decision regarding the commerciality of the Akasa discovery in early 2015. Provide us with a detailed analysis that demonstrates you are making sufficient progress on assessing the reserves and the economic and operating viability of your Akasa discovery. Your response should include a thorough discussion of the factors identified in FASB ASC 932-360-35-19.

Form 8-K dated May 9, 2016

Exhibit 99.1

3.      We note in the press release furnished on Form 8-K you present certain non-GAAP measures which are used by management. Revise your presentation to disclose the purposes for which your management uses the non-GAAP measures. Refer to Item 10(e) of Regulation S-K.

4.      We note that you present the non-GAAP measure adjusted net income (loss) on a per diluted share basis. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

5.      We note that your non-GAAP measures EBITDAX and adjusted net income (loss) include adjustments for cash settlements on commodity derivatives. We note that the amounts presented do not agree with the cash settlements on derivatives presented in your consolidated statements of cash flows. Please disclose the reason for the variances in amounts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources